As filed with the Securities and Exchange Commission on November 16, 2001

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CBNY Investment Services Corp.
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                              (Name of Issuer)


                  Common Stock, Par Value $1.00 per Share
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                       (Title of Class of Securities)


                                14984C 10 4
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                               (CUSIP Number)

                              Donald J. Linton
                       CBNY Investment Services Corp.
                        320 Park Avenue, 21st Floor
                             New York, NY 10022
                         Telephone: (212) 457-8630

                              With a copy to:
                               --------------
                         David J. Goldschmidt, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              November 9, 2001
          (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See Rule 13d-7 for other parties to whom copies are to be sent.




CUSIP No.  14984C 10 4                13D                   Page 2 of 6 Pages

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   1      NAMES OF REPORTING PERSONS

                   Gabriel Rolando Safdie

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a)  | |
                   N/A                                              (b)  | |
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS                 Personal Funds  (PF)
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      | |
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                   Brazil
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                NUMBER OF                  7       SOLE VOTING POWER
                 SHARES                                 780,392
              BENEFICIALLY                 -----------------------------------
                OWNED BY                   8       SHARED VOTING POWER
                  EACH                                     N/A
                REPORTING                  -----------------------------------
                 PERSON                     9      SOLE DISPOSITIVE POWER
                  WITH                                  780,392
                                           -----------------------------------
                                           10      SHARED DISPOSITIVE POWER
                                                          N/A
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   780,392
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                   |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   73.6%
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   14     TYPE OF REPORTING PERSON
           Individual (IN)
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ITEM 1. Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $1.00 per share (the "Common Stock"), of CBNY Investment Services Corp. a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 320 Park Avenue, 21st Floor, New York, New York, 10022.

ITEM 2. Identity and Background.

(a)  Name: Gabriel Rolando Safdie

(b)  Business Address:

         Multi Commercial Bank
         1 Rue de la Tour-de-I'lle
         Place Bel Air, Case Postale 5415
         CH-1211, Geneva 11
         Switzerland

(c)  Present Principal Occupation:

         (i) Chairman of the Board of Directors of the Issuer, a registered broker-dealer (located at the address specified in Item 1 above);

         (ii) Vice Chairman of the Board of Directors of Multi Commercial Bank of Geneva, Switzerland, a foreign banking organization (located at the address specified in Item 2(b) above); and

         (iii) Vice President of Key Financial Corporation, a commercial finance company (located at the address specified in Item 1 above).

(d) Record of Convictions:

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Record of Civil Proceedings:

         During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

Reporting Person is a citizen of Brazil.


ITEM 3. Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds required to purchase the 780,392 shares of Common Stock (the "Purchased Shares") was $7,803,920 which was paid out of the Reporting Person's personal funds.


ITEM 4. Purpose of Transaction.

         The Reporting Person acquired the Purchased Shares in connection with a rights offering commenced by the Issuer in October, 2001.


ITEM 5. Interest in Securities of the Issuer.

         (a) Amount and percentage beneficially owned by Reporting Person:
780,392 shares, which represents 73.6% of the common stock of the Issuer.

         (b) Number of shares as to which the Reporting Person has:

                (i)      Sole Voting Power:                 780,392
                (ii)     Shared Voting Power:               N/A
                (iii)    Sole Dispositive Power:            780,392
                (iv)     Shared Dispositive Power:          N/A

         (c) In connection with the acquisition of Commercial Bank of New York ("CBNY") by North Fork Bancorporation, Inc., on November 9, 2001, the Reporting Person purchased 10 shares of the common stock of the Issuer (consisting of all the then outstanding shares of the common stock of the Issuer) from CBNY for a purchase price of $5,004,427. These shares were redeemed by the Issuer later on November 9, 2001 for a purchase price of $5,004,427.

         (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares.

         (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or witholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2001


                                            /s/ Gabriel Rolando Safdie
                                            ----------------------------
                                            Name: Gabriel Rolando Safdie